# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Modular Medical, Inc., CIK 0001074871
CUSIP: 60785L306
Title of class of securities: Common Stock, Par Value $.001
Address of issuer's principal executive offices: 10740 THORNMINT ROAD, SAN DIEGO, California (CA), 92127
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001535264

## Reporting persons
- AWM Investment Company, Inc.: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 540,576; shared voting power 0; sole dispositive power 540,576; shared dispositive power 0; aggregate amount beneficially owned 540,576 (9.9% of the class)
  Comment: AWM Investment Company, Inc., a Delaware corporation (AWM), is the investment adviser to Special Situations Cayman Fund, L.P. (CAYMAN), Special Situations Fund III QP, L.P. (SSFQP), Special Situations Private Equity Fund, L.P. (SSPE) and Special Situations Life Sciences Fund, L.P. (SSLS), the Funds. As the investment adviser to the Funds, AWM holds sole voting and investment power over 366,666 shares of Common Stock of the Issuer (Shares) 200,000 Pre-Funded Warrants* and 17,493,500 pre 1 for 30 reverse split Warrants* to purchase 583,117 Shares. The aggregate amount of shares reported represent 9.99% of the current shares outstanding.
  
  * The Warrants described herein may only be exercised to the extent that the total number of Common Shares then beneficially owned does not exceed 9.99% of the outstanding shares

## Item 1. Issuer
Name of issuer: Modular Medical, Inc.
Address of issuer's principal executive offices: 10740 THORNMINT ROAD, SAN DIEGO, CALIFORNIA, 92127

## Item 2. Person Filing
Name of person filing:
The person filing this report is AWM Investment Company, Inc., a Delaware corporation (AWM), which is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership (CAYMAN), Special Situations Fund III QP, L.P., a Delaware limited partnership (SSFQP), Special Situations Private Equity Fund, L.P., a Delaware limited partnership (SSPE) and Special Situations Life Sciences Fund, L.P., a Delaware limited partnership (SSLS). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

David M. Greenhouse (Greenhouse) and Adam C. Stettner (Stettner) are members of: SSCayman, L.L.C., a Delaware limited liability company (SSCAY), the general partner of CAYMAN; MGP Advisers Limited Partnership, a Delaware limited partnership (MGP), the general partner of SSFQP; MG Advisers, L.L.C., a Delaware limited liability company (MG), the general partner of SSPE and LS Advisers, L.L.C., a New York limited liability company (LS). Greenhouse and Stettner are also controlling principals of AWM.
Address of principal business office or, if none, residence:
527 Madison Avenue, Suite 2600
New York, NY 10022
Citizenship: AWM is a Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 540,576 - Represents 9.99% of common shares outstanding
Percent of class: 9.99%
Sole power to vote or to direct the vote:
AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole voting power over 55,186 Shares, 30,102 Pre-Funded Warrants* and 2,558,634 pre-split Warrants* to purchase 85,288 Shares held by Cayman; 189,258 Shares, 103,231 Pre-Funded Warrants* and 8,774,700 pre-split Warrants* to purchase 292,490 Shares held by SSFQP; 61,111 Shares, 33,333 Pre-Funded Warrants* and 3,326,833 pre-split Warrants* to purchase 110,894 Shares of Common Stock held by SSPE; and 61,111 Shares, 33,333 Pre-Funded Warrants* and 2,833,333 pre-split Warrants* to purchase 94,444 Shares of Common Stock held by SSLS.

Greenhouse and Stettner are members of: SSCAY, the general partner of CAYMAN; MGP, the general partner of SSFQP; MG, the general partner of SSPE; and LS, the general partner of SSLS. Greenhouse and Stettner are also controlling principals of AWM.

The Warrants described herein may only be exercised to the extent that the total number of Common Shares then beneficially owned does not exceed 9.99% of the outstanding shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole investment power over 55,186 Shares, 30,102 Pre-Funded Warrants* and 2,558,634 pre-split Warrants* to purchase 85,288 Shares held by Cayman; 189,258 Shares, 103,231 Pre-Funded Warrants* and 8,774,700 pre-split Warrants* to purchase 292,490 Shares held by SSFQP; 61,111 Shares, 33,333 Pre-Funded Warrants* and 3,326,833 pre-split Warrants* to purchase 110,894 Shares of Common Stock held by SSPE; and 61,111 Shares, 33,333 Pre-Funded Warrants* and 2,833,333 pre-split Warrants* to purchase 94,444 Shares of Common Stock held by SSLS.

Greenhouse and Stettner are members of: SSCAY, the general partner of CAYMAN; MGP, the general partner of SSFQP; MG, the general partner of SSPE; and LS, the general partner of SSLS. Greenhouse and Stettner are also controlling principals of AWM.

The Warrants described herein may only be exercised to the extent that the total number of Common Shares then beneficially owned does not exceed 9.99% of the outstanding shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AWM Investment Company, Inc.: Adam Stettner, Executive Vice President (05/04/2026)